September 30, 2005
Via EDGAR
Amy Bruckner
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Introgen Therapeutics, Inc.
Annual Report on Form 10-K for the year ended December 31, 2004
Quarterly Report on Form 10-Q for the quarter ended March 31, 2005
File No. 000-21291
Dear Ms. Bruckner:
     On behalf of Introgen Therapeutics, Inc. (“Introgen” or the “Company”), we hereby inform you that on or before October 7, 2005 Introgen intends to file a further response to comments from the Staff of the Securities and Exchange Commission received by letter dated August 9, 2005 relating to Introgen’s Annual Report on Form 10-K for the year ended December 31, 2004 and Quarterly Report on Form 10-Q for the quarter ended March 31, 2005.
     If you have any additional questions or comments, please feel free to contact Chris Ozburn at (512) 338-5414 or me at (512) 338-5420.

Sincerely,
WILSON SONSINI GOODRICH & ROSATI, Professional Corporation

/s/ ALAN BICKERSTAFF Alan Bickerstaff

cc:	Jim B. Rosenberg, Securities and Exchange Commission (via EDGAR)
Joel Parker, Securities and Exchange Commission (via EDGAR)
Jim Albrecht, Introgen Therapeutics, Inc. (via facsimile)
Alan Bickerstaff